UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Chem Rx Corporation

(Name of Issuer)

Common Stock ($0.0001 par value per share)

 (Title of Class of Securities)

69917T103

 (CUSIP Number of Class of Securities)

Mr. Andrew R. Jones
North Star Partners, L.P.
274 Riverside Avenue
Westport, CT 06880

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 9, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69917T103	13G	Page 2 of 12

1	NAMES OF REPORTING PERSONS: NS Advisors, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Connecticut

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		624,943

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

624,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

624,943

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 69917T103	13G	Page 3 of 12

1	NAMES OF REPORTING PERSONS: North Star Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		624,943

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

624,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

624,943

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No. 69917T103	13G	Page 4 of 12

1	NAMES OF REPORTING PERSONS: NSP Holdings LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		624,943

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

624,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

624,943

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 69917T103	13G	Page 5 of 12

1	NAMES OF REPORTING PERSONS: North Star Partners II, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		624,943

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

624,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

624,943

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No. 69917T103	13G	Page 6 of 12

1	NAMES OF REPORTING PERSONS: Explorer Master Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		624,943

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

624,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

624,943

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 69917T103	13G	Page 7 of 12

1	NAMES OF REPORTING PERSONS: Andrew R. Jones

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		624,943

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

624,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

624,943

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on October 29, 2007, as amended by Amendment No. 1 filed with the SEC on  September 22, 2008, filed jointly by (i) NS Advisors, LLC, a Connecticut limited liability company (“NS Advisors”), (ii) North Star Partners, L.P., a Delaware limited partnership (“North Star”), (iii) NSP Holdings LLC, a Delaware limited liability company (“NSP Holdings”), (iv) North Star Partners II, L.P., a Delaware limited partnership (“NSP II”), (v) Explorer Master Limited, a business organized under the laws of Bermuda (“Explorer,” together with NS Advisors, North Star, NSP Holdings and NSP II, the “North Star Group”) and (vi) Andrew R. Jones, an individual (“Mr. Jones”) (collectively, the “Reporting Persons”).

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding thereto the following:

The Reporting Persons sold shares of Common Stock for investment purposes in the ordinary course of business.  The North Star Group has no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) - (c) As of April 15, 2009, the Reporting Persons beneficially owned in the aggregate, 624,943 shares of Common Stock, constituting approximately 4.5% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 13,796,946 shares outstanding on November 3, 2008, as set forth in the Issuer’s Schedule 14A filed with the SEC on November 25, 2008).  The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Reporting Persons listed:

Name	Number of Shares	Approximate Percentage of Outstanding Shares
North Star*	298,958	2.2%
NSP II*	323,992	2.3%
Mr. Jones*	1,993	0.01%

* NS Advisors and Mr. Jones each has an indirect beneficial ownership interest in these shares of Common Stock.

NS Advisors is the sole general partner of North Star and NSP II and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that North Star and NSP II beneficially own. NS Advisors, as the sole general partner of North Star and NSP II, has the sole power to direct the voting and disposition of the shares of Common Stock that North Star and NSP II beneficially own.

NS Advisors is the sole manager and Portfolio Manager, respectively, of NSP Holdings and Explorer and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that NSP Holdings and Explorer beneficially own. NS Advisors, as the sole manager and Portfolio Manager, respectively, of NSP Holdings and Explorer, has the sole power to direct the voting and disposition of the shares of Common Stock that NSP Holdings and Explorer beneficially own.

Mr. Jones is the sole manager of NS Advisors and, accordingly, Mr. Jones may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that NS Advisors may be deemed to beneficially own. Mr. Jones, as sole manager of NS Advisors, has the sole power to direct the voting and disposition of the shares of Common Stock that NS Advisors may be deemed to beneficially own.

Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Amendment for each of the members of the North Star Group assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the North Star Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 624,943 shares of Common Stock, constituting approximately 4.5% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 13,796,946 shares outstanding on November 3, 2008, as set forth in the Schedule 14A filed with the SEC on November 25, 2008).

The filing of this Amendment and the inclusion of information herein with respect to Mr. Jones, shall not be considered an admission that Mr. Jones, for the purpose of Section 13(d) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

To the knowledge of the North Star Group, except as described herein, none of the North Star Group, any person in control (ultimately or otherwise) of the North Star Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and except as set forth in the table below, there have been no transactions in shares of Common Stock effected during the past 60 days by the North Star Group, any person in control of the North Star Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the North Star Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the North Star Group; and the North Star Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

The North Star Group has made sales of shares of Common Stock and Warrants during the past 60 days as follows:

Name	Date	Number of Shares	Number of Warrants	Price Per Share
North Star	3/24/2009	6,120		$0.64
	3/26/2009	9,058		$0.59
	3/30/2009	12,500		$0.55
	4/01/2009	2,500		$0.53
	4/08/2009	15,000		$0.46
	4/09/2009	20,000	102,000	Shares $0.43 Warrant $0.004
	4/13/2009	72,000		$0.42

NSP II	3/24/2009	6,380		$0.64
	3/26/2009	9,442		$0.59
	3/31/2009	10,500		$0.51
	4/02/2009	2,500		$0.53
	4/09/2009	25,500	7,600	Shares $0.44 Warrant $0.004
	4/13/2009	29,500		$0.42

Explorer	4/07/2009	7,500		$0.49
	4/08/2009	17,500		$0.45

(d) No person, other than each of the members of the North Star Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock on April 13, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2009

NORTH STAR PARTNERS, L.P.

By:	NS Advisors, LLC General Partner

By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

NORTH STAR PARTNERS II, L.P.

By:	NS Advisors, LLC General Partner

By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

NSP HOLDINGS, LLC

By:	NS Advisors, LLC Sole Manager

By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

EXPLORER MASTER LIMITED

By:	NS Advisors, LLC Portfolio Manager

By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

NS ADVISORS, LLC

By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

/s/ Andrew R. Jones
Andrew R. Jones, Individually